EMX ROYALTY CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
SIX MONTHS ENDED JUNE 30, 2019

GENERAL

This Management’s Discussion and Analysis (“MD&A”) for EMX Royalty Corporation, (the “Company”, “EMX”) has been prepared based on information known to management as of August 8 , 2019.

This MD&A is intended to help the reader understand the consolidated financial statements and should be read in conjunction with the condensed consolidated financial statements of the Company for the three months ended June 30, 2019 prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All dollar amounts included therein and in the following MD&A are in Canadian dollars except where noted.

COMPANY OVERVIEW

EMX Royalty Corporation is in the business of organically generating royalties derived from a portfolio of mineral property interests. The Company augments royalty generation with carefully selected royalty acquisitions and strategic investments. EMX’s portfolio mainly consists of properties in North America, Europe, Turkey, Haiti, and Australia. The Company’s common shares are listed on the TSX Venture Exchange and the NYSE American Exchange under the symbol EMX.

HIGHLIGHTS FOR Q2 2019

Financial Update

  Working capital at June 30, 2019 was $83.1 million, with cash comprising $75.5 million.

  EMX had revenue of $1.1 million, loss from operations of $6.7 million, and after-tax loss of $6.7 million. Revenue includes royalty income, optioned property and other property income, interest, and gains on sales of properties and marketable securities. Other items affecting financial results in Q2 include $2.1 million in share-based compensation (including $1.5 million for the fair value of stock options granted estimated using the Black-Scholes option pricing model), $0.2 million in depletion costs, and a foreign exchange loss of $1.5 million.

  Royalty generation costs totaled $3.0 million, not including share-based compensation of $1.2 million and net of recoveries from partners totaling $1.7 million. In addition, partners incurred exploration expenditures totaling approximately $3.6 million that did not flow through to the Company's financial statements.

  General and administrative expenses totaled $1.3 million, which includes $0.4 million in salaries and consultants, $0.3 million in administrative costs, and $0.1 million in investor relations costs.

  Total cash used in operations before changes in non-cash working capital items was $3.2 million. Changes in non- cash working capital items totaled $3.1 million, of which a significant component was a cash payment of $2.7 million related to IG Copper's 2018 sale of Malmyzh which was released from escrow and received.

Operational Update

  In North America, EMX received approximately $224 thousand (US$168 thousand) in revenue from the sale of 127 gold ounces from the Leeville royalty property in Nevada. Also in Nevada, the Company added a new partner, Ridgeline Minerals Corporation, through the execution of a purchase agreement for the sale of EMX's Swift and Selena Carlin-style gold projects. In the southwestern U.S., partner funded copper exploration programs continued (Anglo American, South32, and Kennecott), incurring approximately $1 million in exploration expenditures. In addition to organic royalty growth, EMX acquired a significant royalty property portfolio in Alaska's Goodpaster District, essentially surrounding the Pogo high grade gold mine property, in exchange for a $1.0 million equity investment in Millrock Resources Inc., as well as a $350 thousand royalty purchase and $900 thousand equity investment in Corvus Gold Inc.

  In Scandinavia, partner companies continued to advance EMX's royalty properties, incurring approximately $1.25 million in project and royalty generation costs. EMX added a new partner during Q2, Gold Line Resources (“Gold Line”), by selling thirteen exploration licenses in a deal that included cash payments, equity in Gold Line, advance royalty payments, and a 3% NSR royalty interest in the projects. Summer field program commenced across Scandinavia with a variety of sampling, mapping and reconnaissance campaigns. These programs will advance existing projects, including the Gold Line projects, and have already led to the identification of several new projects for acquisition in Norway and Sweden. EMX is a leading explorer and holder of mineral rights in Scandinavia.

  In Turkey, the Company received $636 thousand (US$477 thousand) as royalty and pre-production payments, and held meetings with operating companies to discuss advancement of EMX's royalty properties. The Company also continued discussions with potential partners for EMX's Trab-23 and Alankoy projects.

  In Australia, EMX conducted a reconnaissance drill program at the Kimberley copper project; no further work is planned due to a lack of encouraging results. The operator of the Koonenberry royalty property advanced the project with ongoing drilling and geochemical sampling programs.

ROYALTY PORTFOLIO REVIEW

EMX's royalty and mineral property portfolio totals over 100 projects on five continents. The following royalty portfolio review includes an overview of the work conducted in Q2 by the Company and its partners. For greater detail on the Company’s royalty portfolio, including specifics on the royalty terms, please refer to the Company’s website (www.EMXroyalty.com) and Asset Handbook.

North America

EMX’s portfolio in North America includes 47 royalty and royalty generation properties in North America. There are 23 royalty properties and properties optioned for an EMX royalty interest, five Alliance Exploration Projects (AEPs) that are being advanced under the South32 Regional Strategic Alliance ("RSA"), and 19 royalty generation properties available for partnership in Arizona, Nevada, Utah, and Wyoming. The Company’s Q2 work focused on a) advancing the South32 RSA funded projects and generative exploration for copper in the southwest U.S., b) identifying royalty assets for purchase, and c) generative exploration for gold in the Great Basin that led to the staking of three new land positions.

  The Leeville 1% gross smelter return ("GSR") royalty covers portions of Newmont Mining Corporation’s West Leeville, Turf, and other underground gold mining operations and deposits in the Northern Carlin Trend of Nevada. The Leeville royalty paid approximately $224 thousand (US$168 thousand) during Q2. Royalty production reported by Newmont totaled 127 troy ounces of gold that were sourced from the West Leeville (92%) and Turf operations (8%). The Leeville royalty property is now included in the "Nevada Gold Mines LLC" Barrick-Newmont Nevada joint venture (see Newmont news release dated July 1, 2019).

  EMX executed a purchase agreement for the sale of the Swift and Selena Carlin-style gold projects in Nevada to Ridgeline Minerals Corporation, a wholly-owned subsidiary of Carlin-Type Holding Ltd (“CTH”), a privately-held British Columbia corporation (see EMX news release dated May 30, 2019). The agreement provides EMX with a 9.9% interest in CTH, and for each project a 3.25% production royalty and advance royalty and milestone payments. EMX will maintain a non-dilution right through US$2.5 million of capital raises where CTH will issue additional shares to EMX, at no cost to EMX. Thereafter, EMX will have a preemptive right to participate in future financings to maintain its 9.9% equity interest as long as it holds a minimum 5% of the issued and outstanding shares of CTH. In Q2, Ridgeline completed gravity and soil sampling programs to aid in detailed target definition for an upcoming drill program.

  EMX made a $1 million private placement in Millrock Resources Inc. subscribing for 7,142,857 units (includes a share and a warrant) (see EMX news release dated April 24, 2019). In conjunction with this investment, Millrock granted EMX royalties over existing and recently staked claims in Alaska's Goodpaster District, which hosts the Pogo high grade underground gold mine. The EMX royalties cover contiguous claim blocks that include gold prospects and targets essentially surrounding the Pogo Mine property, as well as ~30 kilometers of strike extent along the “Shaw- Eagle-LMS Trend” of gold prospects and geochemical anomalies. The NSR royalties to EMX are either 0.5% or 1%. In addition, EMX has the option to buy out the underlying 1.5% NSR royalties on each of the Hansen and Aurora claim blocks located at the western boundary of the Pogo Mine property. EMX’s Goodpaster royalty properties and interests are particularly compelling given Northern Star’s recent successes in drilling at its nearby Goodpaster prospect and developing the Central Lodes discovery.

  EMX expanded its royalty property position in Alaska's Goodpaster District by purchasing royalty interests from Corvus Gold Inc. for $350 thousand, and making an equity investment of $900 thousand in Corvus through a private placement financing (see EMX news release dated May 21, 2019). EMX’s acquisition of the Corvus royalty property interests included the a) West Pogo WPX Claim Block 2% NSR royalty on precious metals and 1% NSR royalty on base metals, b) LMS project 3% NSR royalty on precious metals and 1% NSR royalty on base metals (the precious metals royalty is subject to a buy down of 1% for US$4 million), and c) Goodpaster District where EMX acquired Corvus’s rights to a 1% NSR royalty on properties staked within a defined area of interest (“AOI”) pursuant to an agreement with Millrock (the AOI expires July 21, 2020, and Millrock may purchase one-half of these royalties for US$2 million).

  Field programs continued during Q2 under the RSA Agreement with South32 USA Exploration Inc. on five copper porphyry AEPs (Alliance Exploration Projects) in Arizona. The work included geologic mapping, geochemical sampling, geophysical surveys, targeting, and permitting activities in preparation for upcoming drill programs. In addition, generative work was conducted to identify new copper targets for acquisition.
  Also in Q2, South32 selected the Copper Basin property as a Designated Project under the terms of the RSA Agreement (see EMX news release dated December 6, 2018). As a Designated Project, Copper Basin is covered by a separate option agreement whereby South32 can acquire 100% of the Copper Basin project by completing US$5,000,000 in exploration expenditures and making option payments totaling US$525 thousand. Upon South32's exercise of the option, EMX will retain an uncapped 2% NSR royalty, receive annual advance royalty payments and various milestone payments. EMX has started initial logistical work in preparation for a Copper Basin drill program scheduled for later in 2019.

  Kennecott Exploration Company relinquished its option on the Buckhorn Creek copper project in Arizona during Q2. Kennecott conducted reconnaissance drilling that intersected concealed porphyry related alteration and mineralization in 2018, as well as in Q1 2019. Alteration and mineralization intersected by the Kennecott drilling strengthens and remains open to the south where prospective concealed porphyry targets remain untested on the property. Buckhorn Creek is available for partnership.

  The Copper Springs copper project, located in the southern part of Arizona's Globe-Miami District, is optioned to Anglo American Exploration (USA), Inc. Anglo American continued reconnaissance drilling during Q2 to follow-up on its previous drilling that intersected porphyry alteration and mineralization at relatively shallow depths.

  The Gold Bar South (GBS) royalty property, located ~40 kilometers northwest of Eureka, Nevada, is controlled by McEwen Mining Inc. ("MMI"). EMX’s 1% NSR royalty covers a satellite sediment-hosted gold deposit situated ~2.5 kilometers southeast of MMI's Gold Bar North mining operation. MMI announced that commercial production from the Gold Bar North operation was achieved on May 23rd (see MMI news release dated May 23, 2019). MMI commenced drilling in mid-May "with an initial focus on Gold Bar South in order to advance permitting, with the objective to have development begin in late 2020" (see MMI news release dated July 30, 2019).

Scandinavia

The Company's portfolio in Scandinavia totals 34 royalty and royalty generation projects, the majority of which are being advanced by partner companies. The Company continues to evaluate generative opportunities to grow the royalty portfolio in Sweden and Norway, with a focus on gold, polymetallic VMS and nickel-copper-cobalt projects. Multiple applications for new projects were filed in Q2, and EMX is advancing discussions with a number of companies regarding additional partnerships. Improvements in the capital markets and recent rises in the prices of nickel and gold have led to heightened levels of interest in the available EMX projects.

  EMX executed a purchase agreement for the sale of thirteen exploration licenses (the “Properties”) comprising EMX’s Gold Line Project in central Sweden to Gold Line, a private British Columbia company (see EMX news release dated April 4, 2019). The agreement provides EMX with a 9.9% interest in GLR, advance royalty payments, a 3% NSR royalty interest in the Properties, and other consideration to EMX's benefit.

  Playfair Mining (TSX.V-PLY) announced the completion of an Artificial Intelligence (“AI”) based targeting program on its Rostvangen-Kvikne project in Norway (see Playfair Mining news releases dated April 29 and May 14, 2019). Field teams commenced surface sampling and reconnaissance programs across the project area in Q2.

  Boreal Metals Corp. also (TSX.V-BMX) continued to advance the Gumsberg royalty property in Sweden, where it was granted a four-year extension to the Gumsberg Number 1 license by the Swedish government (see BMX news release dated May 16, 2019), and awaited analytical results from its spring 2019 drill program.

  In Q2 Norra Metals (TSX.V-NORA) published several NI 43-101 technical reports on each of the four EMX royalty projects operated by Norra (See Norra news release dated April 15, 2019), and also constructed a detailed 3-D geological and exploration model for the Bleikvassli project in central Norway. The Bleikvassli mine produced lead zinc and silver mineralization from VMS/Sedex type mineralization from 1917-1997 was one of the last metal mines to operate in Norway. Bleikvassli was closed only when flooded in the late 1990’s during a time of low metal prices. The new 3-D model will be used to guide further exploration and to generate new drill targets.

  Partner Sienna Resources (TSX.V-SIE) announced its plans to conduct further drilling on the Slattberg nickel-copper- cobalt project in central Sweden (See Sienna news release dated June 17, 2019). The drill program is fully permitted and is slated for late summer or early fall.

  Work continued on the Riddarhyttan project in southern Sweden, where EMX and partner company South32 completed a nine hole, 3,077 meter reconnaissance drill program across multiple target areas on the project. Additional drilling and continued field work will be conducted in fall, 2019.

  EMX holds an effective 0.5% to 1.0% NSR royalty interest on the Viscaria copper project located in the Kiruna mining district of northern Sweden. In Q2, owner Copperstone Resources AB announced its intent to drill 8,000 meters on the Viscaria project in the second half of 2019 (see Copperstone Resources News Release dated June 20, 2019).

Serbia

The Company has three royalty properties in Serbia, including the Brestovac 0.5% NSR royalty covering the Cukaru Peki deposit's Upper Zone high grade copper-gold project and the Lower Zone porphyry copper-gold project (note: the royalty percentage is subject to reduction only as provided in the royalty agreement). EMX also has the Brestovac West royalty covering ground directly to the west of the Cukaru Peki deposit which includes NSR royalties of 2% for gold and silver and 1% for all other metals. The Brestovac and Brestovac West royalty properties are included in what has been termed the "Timok Project". Zijin Mining Group Co. Ltd. controls 100% of the Upper Zone, and is in a joint venture with Freeport on the Lower Zone, after completing the acquisition of Nevsun Resources Ltd. in Q1, 2019. See www.EMXroyalty.com for more information on the Company's royalty properties in Serbia.

Turkey

EMX holds seven royalty and royalty generation properties in Turkey’s Western Anatolia and Eastern Pontides mineral belts. During Q2, the Company focused on partnering the Trab 23 and Alankoy projects, while supporting its existing partners.

  The Turkish owner and operator of the Balya lead-zinc-silver royalty property, Dedeman Madencilik San ve Tic. A.S., made a payment to EMX of $116 thousand (US$88 thousand) for 2018 production. The project remained on care and maintenance during Q2 due to the closure of the nearby Aksu milling operation that had been contracted to process Balya material. Dedeman has given no indication on when mining operations will recommence.

  At the Akarca gold royalty property, the Turkish operator Çiftay snsaat Taahhüt ve Ticaret A.S. has had its drill programs to advance the project delayed since 2018 while awaiting permits. Çiftay requested an adjustment of the semi-annual, 500 ounce gold bullion payments due to EMX. The Company worked with Çiftay on a mutually satisfactory arrangement, with the gold payment due in February reduced to 300 ounces, and paid as the cash equivalent of $519 thousand (US$390 thousand) during Q2.

Australia

The Company's portfolio in Australia totals three royalty and royalty generation projects. During Q2 the Company advanced the non-partnered projects while evaluating new royalty generation opportunities.

  The East Kimberley project covers two sediment-hosted copper targets in Western Australia. The Company completed a two hole, 973 meter helicopter-supported diamond drill reconnaissance program in Q2. The drill results failed to demonstrate the presence of a large, sediment hosted copper system in the area, and no further work in planned at this time.

  EMX's QLD Gold project in southeastern Queensland contains multiple zones of intrusion related gold mineralization. EMX continued with geologic reconnaissance and geochemical sampling at a number of historic prospects during Q2. The QLD Gold project is available for partnership.

  At the Koonenberry gold property in New South Wales, where EMX has a 3% royalty, the private Australian operator continued with surface geochemical sampling, geophysics and drilling programs. Exploration work continued to focus on both primary gold (quartz reef hosted) and secondary gold occurences (alluvial and elluvial gold).

Qualified Persons

Michael P. Sheehan, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on North America. Eric P. Jensen, CPG, a Qualified Person as defined by NI 43-101 and employee of the Company, has reviewed, verified and approved the above technical disclosure on Scandinavia, Serbia, Turkey, and Australia.

OUTLOOK

The Company is utilizing its strong balance sheet to further develop its pipeline of royalty and royalty generation mineral properties. EMX ended Q2 with working capital of $83.1 million, including $75.5 million in cash. EMX is continuing to organically generate new royalty properties, while selectively acquiring royalties and making strategic investments. Examples from Q2 that combined royalty acquisition and strategic investment are the Millrock private placement and the Corvus private placement and royalty purchase transaction, both of which provide EMX with equity upside as well as royalty interests in an under-explored, high grade gold district.

EMX continues to see strong industry interest in its royalty generation properties. In Q2, this interest was marked by the sale of the Gold Line licenses in Sweden and the Swift and Selena Carlin-type properties in Nevada, as well as the selection of Copper Basin in Arizona as a Designated Project under the South32 Regional Strategic Alliance. Although Kennecott terminated the Buckhorn Creek agreement in Q2, the project has a number of untested, concealed copper porphyry targets and is again available for partnership. As EMX continues to execute new agreements for the available royalty generation properties, more than $20 million is expected to be spent by partners advancing EMX's portfolio during 2019, principally in Scandinavia and the U.S.

The Company's goal is to sustain its royalty generation, royalty acquisition, and strategic investment activities with positive cash flow, as was realized in 2018. Revenue from the 2018 Malmyzh sale continued in Q2 with the $2.7 million escrow distribution paid to EMX. A second distribution, subject to certain conditions, is due to EMX later in 2019 as remaining funds are released from escrow. The Malmyzh escrow payments more than make-up for lower than expected royalty revenue from the Leeville property this year, and highlight the strength of EMX's diversified business model.

The combination of revenue from strategic investments, royalties, advance royalties and other pre-production cash payments has been increasing over time. Continuing into the second half of 2019, EMX is well funded to identify new strategic investment opportunities, while further developing a pipeline of royalty and royalty generation mineral properties that provide multiple opportunities for exploration and production success.

RESULTS OF OPERATIONS

Three Months Ended June 30, 2019

The loss from operations for the three months ended June 30, 2019 (“Q2-2019”) was $5.6 million compared to $2.1 million for the prior periods’s comparative quarter (“Q2-2018”). The net loss from operations was comprised of revenues and other income for Q2-2019 of $1.1 million (Q2 – 2018 - $0.3 million) offset by costs and expenses totaling $6.6 million for for Q2-2019 compared to $2.4 million for Q2-2018. Other losses for the three months ended June 30, 2019 totalled $1.2 million compared to $1.6 million for the comparative period. The net loss for the period was $6.7 million (Q2 – 2018 - $3.7 million).

Revenues

The Company earns various sources of revenue including royalty income, interest, gains related to the sale of mineral properties and sale of marketable securities, and option revenue earned from mineral property agreements including operator fees on managed projects. For the three months ended June 30, 2019 compared to June 30, 2018, EMX had the following revenues:

In Thousands of Dollars
Revenue and other income for the three months	Three months ended
ended	June 30, 2019	June 30, 2018

Royalty revenue	$392	$455
Interest income	524	47
Optioned property and other property income	158	13
Gain (loss) on sale of marketable securities	-	(242)
	$1,074	$273

Royalty revenue included $224 thousand (Q2 – 2018 - $436 thousand) in royalty income earned from 127 (Q2-2018 – 261) ounces of gold, and $168 thousand (Q2 – 2018 - $19 thousand) in AMR’s received. The decrease for the three months ended June 30, 2019 compared to June 30, 2018 was mainly the result of a decrease in production ounces received in the current period. In Q2 2019, the average realized gold price for the Leeville royalty was US$1,307 (Q2 2018 - US$1,308) per ounce. Net royalty income from the Leeville royalty will fluctuate as result of a combination of ounces received, average price per ounce, and foreign exchange as a result of the Leeville royalty being paid in USD. The Company also receives additional AMR’s related to other projects and included in royalty income which timing of receipt can fluctuate.

Interest income was earned on the substantial cash balance the Company holds as a result of the prior year distribution from IG Copper's 2018 sale of Malmyzh.

The increase in option property and other property income is the result of an increase in operators and management fees earned from partners in Europe and the US.

Costs and Expenses

Costs and expenses are comprised of expenditures incurred by the Company to carry out the royalty generation operations and advancement of projects, as well as marketing and promotion. Included in these costs is general and administrative costs for the three months ended June 30, 2019 and 2018 comprised of the following:

In Thousands of Dollars
General and administrative expenses for the three	Three months ended
months ended	June 30, 2019	June 30, 2018

Salaries, consultants, and benefits	$370	$243
Professional fees	374	70
Investor relations and shareholder information	133	106
Transfer agent and filing fees	54	38
Administrative and office	250	198
Travel	93	26
	$1,274	$681

The Company has made substantial effforts to date in 2019 related to marketing and promotion of both the Company and project portfolio, including the attendance at more industry trade shows. The result is an increase in investor relations and shareholder information costs. Professional fees are incurred depending on acquisition due diligence and other matters which require legal and tax advice and are expected to fluctuate between periods. Many of our personnel expenditures companywide are denominated in United States dollars (“USD”) and an increase or decrease in the value of the USD compared to the Canadian dollar, which is our reporting currency, will increase or decrease expenditures.

Project and Royalty Generation Costs, Net of Recoveries

Net Royalty generation costs increased from $1.3 million in Q2-2018 to $4.2 million in Q2-2019 on a net basis. This is a result of an increase in expenditures of $4.4 million in Q2-2019 compared to Q2-2018 including $1.2 (Q2-2018 - $Nil) of share-based compensation, offset with an increase in recoveries from partners by $1.5 million in Q2-2019 compared to Q2-2018. Royalty generation costs and recoveries from partners vary from period to period depending on the level of activity incurred and comparison between periods does not accurately reflect the activity with the Company. The increase in recoveries for Q2-2019 compared to Q2-2018 is directly related to cost recoveries on multiple projects partnered with Boreal in Sweden and Norway, and South32 in Sweden and the US. See the highlights, royalty and project review sections for current activities.

Other

For Q2-2019, the Company incurred a foreign exchange loss of $1.5 million compared to a foreign exchange loss of $0.03 million in Q2-2018. This was directly related to the Company holding significant $US cash balances received in October 2018 related to IG Copper's 2018 sale of Malmyzh.

Six months ended June 30, 2019

The net loss for the six months ended June 30, 2018 (“current period) was $9.5 million compared to $5.6 million for the prior year’s comparative period (“prior period”). The loss for the current period was made up of revenues of $2.5 million (2018 - $1.5 million), costs and expenses totaling $9.1 million (2018 - $4.9 million), and other losses totaling $3.0 million (2018 - $2.8 million).

The significant items to note for the current period compared to the prior period are consistent with the significant items for the Q2-2019 and Q2-2018 discusion. In addition, some items to note are:

  In the current period, royalty income was earned for 315 (2018 – 535) ounces of gold totaling $0.6 milliion (2018 - $1.0 million) offset by gold tax and depletion of $561 thousand (2018 - $864 thousand). The decrease in royalty income was mainly due to a decrease in production ounces received and foreign exchange losses due to the weakening US dollar as the royalties are paid in US dollars. In the six-month period the average realized gold price was US$1,302 per ounce compared to US$1,318 for 2018.

  In the current period, the Company granted 1,580,000 stock options and granted 346,865 incentive stock grants for aggregate share-based payments of $2.1 million (2018 - $5 thousand) as they relate to the fair value of stock options vested during the period, the fair value of incentive stock grants, and the fair value of share based compensation settled in cash.

  For 2019, the Company incurred a foreign exchange loss of $3.3 million compared to a foreign exchange gain on $0.1 million in 2018. This was directly related to the Company holding significant $US cash balances received in October 2018 related to IG Copper's 2018 sale of Malmyzh.

LIQUIDITY AND CAPITAL RESOURCES

The Company considers items included in shareholders’ equity as capital. The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

As at June 30, 2019, the Company had working capital of $83 million (2018 - $89 million). The Company has continuing royalty income that will vary depending on royalty ounces received, the price of gold, and foreign exchange rates on US royalty payments. The Company manages the capital structure and makes adjustments in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements, sell assets, or return capital to shareholders.

As a result of of the Company’s former investment in an associated entity, IGC the Company is due an additional distribution of $2.6 million (US$2 million) related to escrow funds subject to certain conditions and is expected to be released from escrow pending any warranty claims during 2019.

Management believes with the distribution received as part of the sale of Malmyzh, it will have sufficient working capital to undertake its current business and the budgets associated with those plans for the next twelve months and the foreseeable future.

Operating Activities

Cash used in operations was $6.9 million for the six months ended June 30, 2019 (2018 - $2.7 million) and represents expenditures primarily on royalty generation and general and administrative expense for both periods, offset by royalty income received in the year. A significant component of cash used in operations was the payment of liabilities accrued as at December 31, 2018 including strategic success bonuses, offset by the $2.6 million payment from IGC, and partner advances related to ongoing programs.

Financing Activities

The total cash provided by financings during the six months ended June 30, 2019 was $1.6 million (2018 – $6.4 million). The proceeds in the current period were related to the exercise of stock options. The proceeds in the comparative period were comprised of a net of $6.3 million from a credit facility entered into net of repayments, and $41 thousand from the exercise of stock options.

Investing Activities

Cash used in investing activities for the six months ended June 30, 2019 was $1.4 million compared to $0.2 million for the six months ended June 30, 2018.

Some of the significant cash investment activities during three months ended June 30, 2019:

-	The purchase of fair value through profit and loss investments of $1.9 million.
-	The purchase of royalty interests totalling $0.6 million.
-	The Company received annual option payments of $133 thousand (2018 – $131 thousand) from Kennecott related to the Superior West property.
-	The Company also received approximately $1.0 million in interest income earned on cash balances.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

QUARTERLY INFORMATION

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2019	March 31, 2019	December 31, 2018	September 30, 2018
Revenue and other income	$1,074	$1,415	$530	$560
Project and royalty generation costs	(5,887)	(1,874)	1,491	3,428
Recoveries from partners	1,669	788	(458)	(924)
Share-based payments	908	-	220	807
Net income(loss) for the period	(6,741)	(2,787)	73,027	(5,287)
Basic earnings (loss) per share	(0.08)	(0.03)	0.92	(0.07)
Diluted earnings (loss) per share	(0.08)	(0.03)	0.91	(0.07)

In Thousands of Dollars, Except Per Share Amounts
Fiscal quarter ended	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017
Revenue and other income	$273	$1,238	$804	$1,000
Project and royalty generation costs	(1,489)	(1,733)	1,654	1,955
Recoveries from partners	216	422	(1,212)	(37)
Share-based payments	-	5	911	446
Net loss for the period	(3,698)	(1,924)	(323)	(2,898)
Basic loss per share	(0.05)	(0.02)	(0.01)	(0.04)
Diluted loss per share	(0.05)	(0.02)	(0.01)	(0.04)

Certain comparative figures have been reclassified to conform to the current period presentation.

As a result of the reclassifications, loss from operations for the six months ended June 30, 2018 decreased by $297 thousand as a result of including certain items previously classified as non-operating into revenue and other income including $422 thousand related to the gain on sale of projects, $92 thousand of interest income, and a loss of $217 thousand from the sale of marketable securities. There was no change to the net loss for the period.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and directors were as follows:

In Thousands of Dollars
		Share-based
For the six months ended June 30, 2019	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$216	$266	$482
Christina Cepeliauskas, Chief Financial Officer	-	121	0
Jan Steiert, Chief Legal Officer	130	121	251
Brian Levet, Director	12	65	77
Brian Bayley, Director	12	65	77
Larry Okada, Director	12	65	77
Michael Winn, Director	40	87	127
Seabord Services Corp. (2)	222	-	222
Total	$644	$790	$1,313

In Thousands of Dollars
		Share-based
For the six months ended June 30, 2018	Salary or Fees	Payments	Total
David M. Cole, President and CEO	$208	$-	$208
Jan Steiert, Chief Legal Officer	125	-	125
Brian Levet, Director	12	-	12
Brian Bayley, Director	12	-	12
Larry Okada, Director	12	-	12
Michael Winn, Director	38	-	38
Seabord Services Corp. (2)	212	-	212
Total	$619	$-	$619

In Thousands of Dollars
Related Party Assets and Liabilities	Service or Term	June 30, 2019	December 31, 2018
Amounts due to:
David M. Cole, President and CEO	Salary and Bonus	$4	$1,501
Christina Cepeliauskas, Chief Financial Officer	Bonus and expense reimbursement	-	238
Jan Steiert, Chief Legal Officer	Bonus	-	239
Brian Levet, Director	Fees	-	6
Brian Bayley, Director	Fees	-	5
Michael Winn, Director	Fees and Bonus	-	1,370
Larry Okada, Director	Fees	-	6
		$4	$3,365

(1) Directors fees include US$5 thousand per month and the balance as at December 31, 2018 included US$1 million discretionary bonus paid to the Company’s non-Executive Chairman, who does not receive the fees paid to the other independent director’s.
(2) Seabord Services Corp. (“Seabord”) is a management services company controlled by the Chairman of the Board. Seabord provides a Chief Financial Officer, a Corporate Secretary, accounting staff, administration staff and office space to EMX. The Chief Financial Officer and Corporate Secretary are employees of Seabord and are not paid directly by EMX.

On October 16, 2017, the Company issued a note receivable to Revelo Resources Corp. (TSX-V: RVL), a related party by way of a common director for the principal amount of $400 thousand. The note was due on December 31, 2017, together with accrued interest at a rate of 1% per month and a bonus of $20 thousand. As at June 30, 2019, the balance owed to the Company pursuant to the note was $502 thousand (December 31, 2018 - $478 thousand) including accrued interest and bonus fee. The Company continues discussions with RVL on options for repayment of the outstanding balance.

NEW ACCOUNTING PRONOUNCEMENTS

Accounting standards adopted during the year

Please refer to the unaudited consolidated financial statements for the three and six months ended June 30, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

Accounting pronouncements not yet effective

Please refer to the unaudited consolidated financial statements for the three and six months ended June 30, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

RISK AND CAPITAL MANAGEMENT: FINANCIAL INSTRUMENTS

Please refer to the unaudited consolidated financial statements for the three and six months ended June 30, 2019 and audited consolidated financial statements for the year ended December 31, 2018 on www.sedar.com.

Critical Accounting Judgments and Significant Estimates and Uncertainties

The critical judgments and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2019 are consistent with those applied in the Company’s December 31, 2018 audited consolidated financial statements.

RISKS AND UNCERTAINTIES

The Company has identified the following risks and uncertainties which are consisted with those risks identified for the year ended December 31, 2018: Mineral Property Exploration Risks, Revenue and Royalty Risks, Financing and Share Price Fluctuation Risks, Foreign Countries and Political Risks, Competition, Return on Investment Risk, No Assurance of Titles or Borders, Unknown Defects or Impairments in Our Royalty or Streaming Interests, Operators’ Interpretation of Our Royalty and Stream Interests; Unfulfilled Contractual Obligations, Currency Risks, Exploration Funding Risk, Insured and Uninsured Risks, Environmental Risks and Hazards, Fluctuating Metal Prices,Extensive Governmental Regulation and Permitting Requirements Risks, Key Personnel Risk, Conflicts of Interest, Passive Foreign Investment Company, Corporate Governance and Public Disclosure Regulations and Internal Controls over Financial Reporting.

For details on the above risks and uncertainties, please refer to the the MD&A for the year ended December 31, 2018 on www.sedar.com.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company and its subsidiaries is accumulated and communicated to management to allow timely decisions regarding required disclosure. Management has evaluated the effectiveness of its disclosure controls and procedures as of June 30, 2019 and believes its disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, are responsible for establishing a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. There have been no changes in the Company’s internal control over financial reporting that occurred during the period ended December 31, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

OUTSTANDING SHARE DATA

At August 8, 2019, the Company had 82,259,460 common shares issued and outstanding. There were also 6,887,000 stock options outstanding with expiry dates ranging from December 22, 2019 to June 6, 2024.

FORWARD-LOOKING INFORMATION

This MD&A may contain forward-looking statements. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, completion of transactions, market prices for metals or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  the Company’s ability to achieve production at any of its mineral properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  the Company’s expected ability to develop adequate infrastructure at a reasonable cost;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  the Company’s expectations regarding demand for equipment, skilled labor and services needed for exploration and development of mineral properties; and
  the Company’s activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;

  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, joint ventures or other strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;
  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of adequate infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty as to the outcome of potential litigation;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to hedging arrangements or the lack thereof;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interest of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  risks related to political uncertainty or instability in countries where the Company’s mineral properties are located;
  uncertainty as to the Company’s passive foreign investment company (“PFIC”) status;
  uncertainty as to the Company’s status as a “foreign private issuer” and “emerging growth company” in future years;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting; and
  risks related to regulatory and legal compliance and increased costs relating thereto.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date of this MD&A, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

More information about the Company including its recent financial reports is available on SEDAR at www.sedar.com. The Company’s Annual Report on Form 20-F, including the recent financial reports, is available on SEC’s EDGAR website at www.sec.gov and on the Company’s website at www.EMXroyalty.com.

Cautionary Note to Investors Concerning Estimates of Inferred, Indicated and Measured Resources

The MD&A may use the terms "Inferred", "Indicated", and "Measured" mineral resources. EMX advises investors that although these terms are recognized and required by Canadian regulations under National Instrument 43-101 (“NI 43-101”), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms under Industry Guide 7. The Company notes that on October 31, 2018, the SEC adopted amendments to modernize the property disclosure requirements for mining registrants, and related guidance, which are currently set forth in Item 102 of Regulation S-K under the Securities Act of 1933 and the Securities Exchange Act of 1934, and in Industry Guide 7. The amendments consolidate mining property disclosure requirements by relocating them to a new subpart of Regulation S-K (Subpart 1300). The amendments will more closely align disclosure requirements and policies for mining properties with current industry and global regulatory practices and standard. Registrants must comply with the new rules for the first fiscal year beginning on or after January 1, 2021.

Investors are cautioned that Inferred resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. Geological evidence is sufficient to imply, but not verify, geological and grade continuity of Inferred mineral resources. It is reasonably expected that the majority of Inferred resources could be upgraded to Indicated resources with continued exploration. Under Canadian rules, estimates of Inferred mineral resources may not be converted to a mineral reserve, or form the basis of economic analysis, production schedule, or estimated mine life in publicly disclosed Pre-Feasibility or Feasibility Studies, or in the Life of Mine plans and cash flow models of developed mines. Inferred mineral resources can only be used in economic studies as provided under NI 43-101. U.S. investors are cautioned not to assume that part or all of an Inferred resource exists, or is economically or legally mineable. U.S. investors are further cautioned not to assume that any part or all of a mineral resource in the Measured and Indicated categories will ever be converted into reserves.